June 30, 2006

Mr. Timothy Marquez
Chairman and Chief Executive Officer
Venoco, Inc.
370 17th Street, Suite 2950
Denver, Colorado 80202-1370

      Re:	Venoco, Inc.
      	Amendment No. 2 to Registration Statement on Form S-1
      Filed June 12, 2006
      File No. 333-130478

Dear Mr. Marquez:

      We have reviewed your filings and response letter dated June 12, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, as amended

General

1. In the FWP you filed on May 12, 2006, the company is cited as saying that "an independent appraiser conservatively valued its shares at $8.85" The appraisal is not mentioned as among the factors considered in determining the offering price at page 110, nor could we find reference to the appraisal in the prospectus. Please advise or revise. We may have additional comments.

Special Note Regarding Forward-Looking Statements, page 30

2. Since this is your initial public offering, the safe harbor that the Private Securities Litigation Reform Act of 1995 otherwise would provide is unavailable to you. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Ensure that your disclosure does not suggest that the safe harbor is applicable by deleting any reference to the PSLRA or the safe harbor here and in your other documents, such as your FWPs.

Non-GAAP Financial Measures and Reconciliations, page 11

3. We note your disclosure and reconciliation of Adjusted EBITDA as a measure that is "useful in understanding [y]our operating performance and [y]our ability to generate cash flow from operations to satisfy debt service and capital expenditure requirements". We also note Adjusted EBITDA excludes non-cash expenses related to share-based payments and unrealized gains and losses on derivative instruments, which are recurring items. Please revise your disclosure to clearly address why these amounts have been excluded from the measure and why the resulting measure is more useful than net income in an investor`s understanding of your business. Please refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003 and SAB Topic 14:G for further guidance.

4. On a related note, as you use Adjusted EBITDA as both a measure of operating performance and liquidity, please expand your current disclosures to include a reconciliation of Adjusted EBITDA to cash flows from operations, or the most comparable GAAP financial measure of liquidity.

Financial Statements

Venoco, Inc.

12.  Litigation, page F-29

Personal Injury Claims, page F-30

5. Please revise your disclosure to clarify whether you believe you have no liability for the complaint filed on February 23, 2006 or if you believe you have a liability, for which it is possible but not reasonably estimable. Your current disclosure appears contradictory by stating you have no liability but then continuing to state the extent of such liability cannot be predicted at this time.

15.  Supplemental Information on Oil and Natural Gas Exploration,
Development and Production Activities (Unaudited), page F-34

Capitalized Costs Incurred, page F-34

6. We note your inclusion of asset retirement obligation costs and the related footnote (1). Please remove the asset retirement obligation line item as there is no provision for this line item in paragraph 21 and Illustration 2 of SFAS 69. Refer to our February 2004 industry letter at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.
Please make similar revisions to footnote 11 to the financial statements of TexCal Energy (LP) LLC on pages F-69 and F-70.

TexCal Energy (LP) LLC

Note 2 - Acquisition of Certain Assets and Liabilities, page F-57

7. We understand TexCal Energy (LP) LLC is the successor to the operations of Tri-Union Development Corporation ("TDC"), which filed for bankruptcy protection in October 2003. You have disclosed that the financial statements have been prepared under the guidance of SOP
90-7. However, it is unclear if you have accounted for activities upon emerging from Chapter 11 reorganization under fresh start accounting. Please amend your disclosures to state if you applied fresh start accounting in your financial statements, as of what date such accounting was applied and the basis for qualifying for fresh start accounting under SOP 90-7.36. In addition, expand your disclosures to provide the information required by SOP 90-7.39.

8. On a related matter, please clarify your disclosures to state exactly how the successor acquired a 100% interest in the assets and liabilities of TDC. Based on your current disclosures, the interests held by the Noteholders versus TexCal Energy (LP) LLC in the assets and liabilities of TDC as of October 1, 2004 are unclear. You state certain oil and gas assets were transferred to the Subsidiaries, as defined, and the remaining assets and liabilities were acquired by the General Partner. Your disclosure continues to then discuss the common units interests of the Limited Partner held by the Noteholders. Your disclosure does not discuss what consideration was transferred in return for the acquisition by the Subsidiaries and the
General Partner. It is also unclear how the Limited Partner obtained any interest in these acquired net assets. Please clarify your disclosures.

9. Expand your disclosures and tell us how you accounted for the extinguishment of the senior secured notes in return for the $98 million in equity.

Note 6 - Asset Retirement Obligation, page F-64

10. Please reconcile the difference between the $20,731 asset retirement obligation recorded in the predecessor`s financial statements as of September 30, 2004 and the $7,242 asset retirement obligation recorded by the successor as of October 1, 2004. Please expand your disclosures to explain the reason for the significant decrease in the balance.

Note 9 - Successor - Member`s Equity, page F-67

11. Please clarify what you mean by the statement: "The Limited
Partner is the sole member of the General Partner."

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related
matters.  Please contact Ronald Winfrey, Petroleum Engineer, at
(202)
551-3704 if you have any questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-
3707
with any other questions. Direct all correspondence to the following
ZIP code:  20549-7010.


							Sincerely,


							H. Roger Schwall
							Assistant Director


cc:	S. Buskirk
	A. Sifford
      J. Wynn
      T. Levenberg
      R. Winfrey

      via facsimile
      John Elofson, Esq.
      Davis Graham & Stubbs LLP
            (303) 893-1379
Mr. Timothy Marquez
Venoco, Inc.
June 30, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010